SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: March 10, 2005

Contacts:
Media Relations: Courtney Chauvin/Sandra Fathi Affect Strategies, Inc. 212-398-9680 x 142 courtney@affectstrategies.com	Investor Relations: Jody Burfening/Carolyn Capaccio Lippert/Heilshorn & Associates 212-838-3777 ccapaccio@lhai.com

Arel Communications and Software Receives $10 Million in New Funding from
Largest Shareholder,Clayton Mathile

ATLANTA – March 10, 2005 – Arel Communications and Software Ltd. (NASDAQ: ARLC), a technology leader in universal voice, video and data Web communication for interactive conferencing, collaboration and training applications, today announced that it has entered into a three-year $10 million revolving secured credit line agreement with Cetus Corp., an Ohio Corporation controlled by Mr. Clayton L. Mathile, Arel’s largest shareholder.

Clayton Mathile stated, “Arel’s SpotlightTM product is the leading internet-based web conferencing technology in the market place, representing a technically superior combination of voice, video and data transmission, trouble-free integration in customers’ environments, and exceptionally high cost effectiveness. I am confident in Arel’s strategy to expand acceptance of these collaborative conferencing tools and capture the growth opportunities that this large emerging market offers.”

The first $5 million of the credit line will be made available to Arel during 2005 at the company’s request. The remaining $5 million will be made available to Arel beginning in 2006, such availability being subject to Arel’s achievement of defined revenue targets. These loans will bear interest at a rate of one-month LIBOR plus 9%.

Consummation of the agreement is subject to the satisfaction of certain closing conditions, including the approval by Arel’s shareholders and receipt of regulatory and third party consents.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing Platform(TM)(ICP) core software, the Arel Spotlight(TM) application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

All trademarks recognized.